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                           April 18, 2023

       Nanci Prado
       Deputy General Counsel
       LEVI STRAUSS & CO.
       1155 Battery Street
       San Francisco, CA 94111

                                                        Re: LEVI STRAUSS & CO.
                                                            Form 10-K for the
Fiscal Year Ended November 27, 2022
                                                            Filed January 25,
2023
                                                            Form 8-K Furnished
January 25, 2023
                                                            Form 8-K Furnished
April 6, 2023
                                                            File No. 001-06631

       Dear Nanci Prado:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended November 27, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Adjusted Gross Profit, Adjusted SG&A, Adjusted Net Income and Adjusted Diluted Earnings
       per Share, page 58

   1. We note that you appear to present full income statements to reconcile your non-GAAP measures on pages 58
and 59. Please tell us your consideration of Questions 102.10(a),
                                                        102.10(b), and
102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures and
Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q for
the quarter ended February 26, 2023 and Exhibit 99.1 to Form 8-K furnished on January
25, 2023.
 Nanci Prado
LEVI STRAUSS & CO.
April 18, 2023
Page 2
Note 23. Business Segment Information, page 122

2. We note that your operating income reconciliation includes line items for restructuring charges and corporate expenses prior to arriving at a total operating income (loss)
         subtotal. Please note that ASC 280-10-50-30b) requires a reconciliation of the total of the
         reportable segments    measures of profit or loss to the public
entity's consolidated income
         before income taxes. Please revise your reconciliation to comply with this guidance.
         Additionally, we note that footnote (2) explains certain components of the charges included within "corporate expenses"; however, it does not provide an explanation of the nature of the majority of the amounts included in this line item. Please revise to clearly explain the nature of the amounts included in the "corporate expenses" line item.
Form 8-K furnished April 6, 2023

Exhibit 99.1 Earnings Release, page 3

3. We note your footnote disclosure under the table on page 3, that segment operating income is equal to segment Adjusted EBIT. As it appears that operating income is your segment measure disclosed under ASC 280 in the footnotes to the financial statements in the Form 10K, and it does not appear that you have disclosed a "segment Adjusted EBIT"
         amount elsewhere in your filings, please explain to us the meaning of this disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephany Yang at (202) 551-3167 or Claire Erlanger at
(202) 551-3301
with any questions.



FirstName LastNameNanci Prado                                 Sincerely,
Comapany NameLEVI STRAUSS & CO.
                                                              Division of
Corporation Finance
April 18, 2023 Page 2                                         Office of
Manufacturing
FirstName LastName